SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 17th, 2020

DATE, TIME AND PLACE: June 17th, 2020, at 8.30 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM Participações S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina di Bartolomeo and Pietro Labriola, by videoconference, as provided in paragraph 2nd, Section 25 of the Company’s By-laws. It shall be registered that Mr. Carlo Nardello attended the meeting from item (6) of the Agenda.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To resolve on the amendment proposal of the Anticorruption and Conflict of Interests Policies; (5) To resolve on the Global Procurement Competition Policy; (6) To resolve on the Independent Auditors’ Annual Work Plan; (7) Update on the corporate reorganization projects; (8) To appoint the Officers to compose the Directors Council, Fiscal Council and the Managing Group of Instituto TIM; (9) To acknowledge on the result of the Board of Directors Members’ Self-Assessment Questionnaire; (10) To acknowledge on the participation of the wholly owned subsidiary of the Company, TIM S.A., in ConectarAGRO (“Association”); (11) To acknowledge on the Company’s Long Term Incentive Plan (“Plan”) results for the second year of 2018 grant and to resolve on the calculation and payment method proposal; and (12) Presentation on Business Continuity.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

June 17th, 2020

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”), at its meeting held on June 16th, 2020, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”), at its meetings held on May 29th, 2020 and June 16th, 2020, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on June 16th, 2020, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Approved the revision of the Company's Anticorruption and Conflict of Interests Policies, in accordance with the proposal presented and based on the favorable evaluation of the CCR, registered at its meeting held on June 16th, 2020. In addition, the Board of Directors assigned to the Company’s Compliance area the responsibility of assure the operation of the Anti-Bribery/Anti-Corruption Management System, as Anti-Bribery/Anti-Corruption Compliance Function.

(5) Approved the Company's Global Procurement Competition Policy, in accordance with the proposal presented and based on the favorable evaluation of the CCR, registered at its meeting held on June 16th, 2020.

(6) Approved the Annual Work Plan of the Independent Auditors of the Company, Ernst & Young Auditores Independentes S/S (“EY”), for 2020, based on the favorable evaluation of the CAE, registered at its meeting held on June 16th, 2020.

(7) The Board Members were updated by the Company’s financial area on the progress of the project related to the Group’s corporate reorganization, with the purpose of seeking operational and financial optimizations, as presented at its meetings held on May 7th and 29th, 2019.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

June 17th, 2020

(8) Based on the section 22, subsection XXV, of the Company’s By-laws, the Board of Directors appointed (8.1) to compose the Directors Council of Instituto TIM, Messrs.: (i) Mario Girasole, naturalized as Brazilian, married, Bachelor in Economics, bearer of the Identity Card Nr. 32.859.384-3, issued by DIC/RJ, enrolled in the taxpayers’ roll (CPF/ME) under number 059.292.237-50; (ii) Jaques Horn, Brazilian, married, Lawyer, bearer of the Identity Card Nr. 70.654, issued by OAB/RJ, enrolled in the taxpayers’ roll (CPF/ME) under number 846.062.237-15; (iii) Bruno Mutzenbecher Gentil, Brazilian, married, Bachelor in Business Administration, bearer of the Identity Card Nr. 07.212.618-8, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/ME) under number 001.330.367-82; and (iv) Ana Paula Castello Branco Mascarenhas Peracio, Brazilian, married, Bachelor in Marketing, bearer of the Identity Card Nr. 077511848, issued by DIC/RJ, enrolled in the taxpayers’ roll (CPF/ME) under number 018.017.647-19; all domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro;

(8.2) To compose the Fiscal Council of Instituto TIM, Messrs.: (i) As effective member, Vicente de Moraes Ferreira, Brazilian, married, Bachelor in Electronic and Computer Engineering, bearer of the Identity Card Nr. 119.108.62-9, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/ME) under number 088.715.977-02, and as an alternate member, Bruno Cordeiro Justo, Brazilian, married, Accountant, bearer of the Identity Card Nr. 08831063-6, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/ME) under number 052.228.817-09; (ii) As effective member, Alexandre Leal Gomes, Brazilian, married, Economist, bearer of the Identity Card Nr. 1.250.050, issued by SSP/SC, enrolled in the taxpayers’ roll (CPF/ME) under number 807.224.669-00, and as an alternate member, Gustavo Baptista Alves, Brazilian, in stable union, Lawyer, bearer of the Identity Card Nr. 148.118, issued by OAB/RJ, enrolled in the taxpayers’ roll (CPF/ME) under number 014.801.357-04; and (iii) As effective member, Manoela de Paiva Suassuna, Brazilian, married, Accountant, bearer of the Identity Card Nr. 05461942-4, issued by DIC/RJ, enrolled in the taxpayers’ roll (CPF/ME) under number 806.902.117-91, and as an alternate member, Raquel Pereira Preis, Brazilian, married, Economist, bearer of the Identity Card Nr. 28.239.654-8, issued by SSP/SP, enrolled in the taxpayers’ roll (CPF/ME) under number 140.209.968-14; all domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro; and

(8.3) to compose the Managing Group of Instituto TIM, Messrs.: (i) Mario Girasole; and (ii) Jaques Horn, both qualified as above.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

June 17th, 2020

(9) Acknowledged on the result of the Board of Directors Members’ Self-Assessment Questionnaire, answered by the Board Members, regarding the 2019 fiscal year, and discussed their results and possible adjustments in the work plan for the next fiscal year, in order to improve their activities.

(10) Acknowledged on the participation of the wholly owned subsidiary of the Company, TIM S.A., as a founding member, in ConectarAGRO (“Association”) and on the appointment of Mr. Alexandre de Oliveira Dal Forno, Brazilian, married, Engineer, bearer of the Identity Card Nr. 5046340559, issued by SSP/RS, enrolled in the taxpayers’ roll (CPF/ME) under number 608.120.280-15, as representative of the Company to compose the Board of Directors of the Association, in accordance with the Company’s Board of Officers resolution, at its meeting held on June 1st, 2020.

(11) Regarding the Company’s Long Term Incentive Plan (“Plan”), previously approved by the Extraordinary Shareholders’ Meeting, held on April 19th, 2018, whose the applicable metrics were duly adjusted by the Board of Directors at its meeting held on July 19th, 2018, the Board Members acknowledged on the results for the second vesting period related to the 2018 grant and approved the proposal for calculation of the referred results and for the payment method, as follows: (a) adjustment of the Internal KPI (Operating Free Cash Flow) target, due to variations in the macroeconomic scenario, replacing the targets initially forecast by the Budget, previously approved for the 2019 fiscal year, for the indicator, as already foreseen in the Plan’s regulations; (b) transfer of all amounts due in shares, including dividends, as provided for in the Plan, with the payment of the equivalent amount in cash being allowed for transferred Participants to another company which belongs to the same conglomerate (the latter understood as any direct or indirect controlling entity of the Company, affiliated, controlled or subject to common control). The payment of which shall be in full and for inactive participants, whose payment shall be pro-rata, in accordance with the Plan’s regulations; (c) for payments in shares, transfer of those which are held in treasury, as provided for in the Plan and under the terms of the Repurchase Program, approved by the Company’s Board of Directors at its meeting held on June 26th, 2019; and (d) use of the Average Share Price, weighted by the financial volume estimated by B3 S.A. – BRASIL, BOLSA, BALCÃO, considering the month of March 2020, which period is the same used to measure the performance of the Company’s shares in the calculation of the External KPI, for the purpose of converting the due amounts from dividends into additional shares and of converting the due volume of shares into cash for payments of inactive participants or transferred participants to another company which belongs to the same conglomerate. The Company’s Board of Officers is authorized to perform all necessary acts to carry out the resolutions approved herein.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

June 17th, 2020

(12) The Board Members acknowledged on several preventive measures adopted by the Company’s management, in view of the progress and developments related to Covid-19, with the special emphasis on the results of the survey conducted with the employees regarding the adoption of remote work, and the high level of satisfaction verified. The Company’s management is monitoring the situation and evaluating the effects on its activities.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina di Bartolomeo and Pietro Labriola.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), June 17th, 2020.

JAQUES HORN

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 17, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.